25002045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50699

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Variable Investment Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 2 8 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 E. 1ST Street
(No. and Street)

Tea	SD	57064
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Wilson	605-361-8230	gwilson@viabd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Henjes, Conner & Williams P.C.
(Name – if individual, state last, first, and middle name)

P.O. Box 1937	Dakota Dunes	SD	57049
(Address)	(City)	(State)	(Zip Code)

09/24/03	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Gregory S. Wilson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Variable Investment Associates, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYLE W. WILSON
NOTARY PUBLIC
SOUTH DAKOTA
SEAL

Exp: 3-27-27

Notary Public

Signature:

Title: President

This filing** contains (check all applicable boxes):

SEC Mail Processing
FEB 18 2025
Washington, DC

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VARIABLE INVESTMENT ASSOCIATES, INC.

ANNUAL REPORTS

DECEMBER 31, 2024

CONTENTS

HENJES, CONNER & WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
Variable Investment Associates, Inc.
Tea, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VARIABLE INVESTMENT ASSOCIATES, INC. (a South Dakota S Corporation), as of December 31, 2024, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Variable Investment Associates, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Variable Investment Associates, Inc.'s management. Our responsibility is to express an opinion on Variable Investment Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Variable Investment Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedule on page 12 has been subjected to audit procedures performed in conjunction with the audit of Variable Investment Associates, Inc.'s financial statements. The supplemental information is the responsibility of Variable Investment Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Variable Investment Associates, Inc.'s auditor since 2009.

Dakota Dunes, South Dakota
February 24, 2025

Variable Investment Associates, Inc.

Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$	238,132
Commissions receivable		132,601
Accounts receivable		1,410
Prepaid expenses		33,744
Office furniture and equipment at cost, less accumulated depreciation of $146,248		937
TOTAL ASSETS	$	406,824

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	34,860
Commissions payable		98,890
Accrued expenses		5,714
Deferred revenue		32,535
TOTAL LIABILITIES		171,999
Common stock; $.01 par value, 400,000 share authorized; 366,700 issued and outstanding		3,667
Additional paid in capital		77,127
Retained earnings		154,031
TOTAL STOCKHOLDERS' EQUITY		234,825
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	406,824

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Associates, Inc.

Statement of Income

For the Year Ended December 31, 2024

REVENUES	
Alternative trading system	$ 213,915
Insurance based products - fixed contracts	43,100
Insurance based products - variable contracts	680,438
Investment company shares	928,577
Miscellaneous income	11,712
Representative processing fees	54,421
	1,932,163
EXPENSES	
Annual report	2,150
Bank Charge	1,867
Continuing education	166
Depreciation	2,404
Dues and subscriptions	393
General insurance	5,819
Life insurance	2,787
Occupancy and equipment expenses	53,167
Office supplies and postage	15,538
Payroll taxes	22,878
Professional fees	192,140
Promotional fees	7,592
Registered representative compensation	1,170,895
Regulatory fees	33,115
Retirement	8,861
Salaries - officer	162,246
Salaries	137,278
Technology and communication costs	26,079
Travel and entertainment	29,771
	1,875,146
NET Income	$ 57,017

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Associates, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2023	$ 3,667	$ 77,127	$ 97,014	$ 177,808
Net Income	-	-	57,017	57,017
Less distributions	-	-	-	-
Balance at December 31, 2024	$ 3,667	$ 77,127	$ 154,031	$ 234,825

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Associates, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 57,017
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	2,404
Decrease accounts receivable	795
(Increase) commissions receivable	(47,559)
(Increase) prepaid expenses	(1,352)
Increase accounts payable	11,690
Increase commissions payable	41,662
Increase accrued expenses	1,474
(Decrease) deferred revenue	(6,100)
Net cash provided by operating activities	60,031
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	-
Net cash used in financing activities	-
NET INCREASE IN CASH	60,031
CASH AT BEGINNING OF YEAR	178,101
CASH AT END OF YEAR	$ 238,132

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Associates, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2024

Subordinated Liabilities as of December 31,2023	$	-
Increase in Subordinated Liabilities		-
Decrease in Subordinated Liabilities		-
Subordinated Liabilites as of December 31, 2024	$	-

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Associates, Inc.

Notes to the Financial Statements
December 31, 2024

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, located in Tea, South Dakota, sells mutual funds and variable and fixed insurance products. The Company accomplishes this goal through a small group of brokers throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an Alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of matching buyers with sellers of capital units.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07. "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" (ASU 2023-07), Requiring public entities to disclose information about their segments' significant expenses. The Company adopted ASU 2023-07 on January 1, 2024. See Note 2 for further details.

Revenue Recognition

The Company receives commissions from selling mutual funds and variable insurance products. The commissions are reported as revenue and a receivable on a trade date basis. The Company also receives fees for the use of its Alternative Trading System (ATS). Annual fees that are received from companies participating in the (ATS) are initially recorded as deferred revenue and recognized as income over the life of the contract. Trading fees received from sellers are recognized as revenue and a receivable upon board approval of the participating companies whose capital units are being traded.

Commission Receivable

The Company considers commissions receivable (balance outstanding as of 12-31-24 and 12-31-23 $132,601 and $85,041 respectively) to be fully collectible; accordingly, no allowance for expected credit losses is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

All tangible property and equipment with a useful life of more than one year and a unit cost of $2,500 or more will be capitalized and depreciated over its useful life using the straight - line method of depreciation. The Company will expense the full acquisition cost of this tangible property and equipment that fall below these thresholds in the year of purchase.

When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from three to ten years.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Management has concluded that uncertain tax positions would be the responsibility of the stockholders. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the statement of income or accrued in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Reportable Segment

The Company operates a single reportable segment based upon the region (United States) in which they operate. Their primary business activity is the sale of investment products such as Mutual Funds, Variable and Fixed Insurance products. The Chief Operating Decision Maker is the President of the Company Gregory S Wilson who regularly reviews the financial performance of the single segment to assess overall Company performance and allocate resources. The CODM primarily uses the segment's operating profit as the key performance indicator for decision making.

Segment Information:

Significant income and expenses:

See the Statement of Income.

NOTE 3. OPERATING LEASES

The Company leases its office space on a month-to-month basis. A total of $51,306 was paid to a related party under the terms of a lease during the year ended December 31, 2024

Future minimum lease payments as of December 31, 2024 are $4,426

NOTE 4. DEFINED CONTRIBUTION PENSION PLAN

On April 1, 2011, the Company established a Simple IRA Plan for all employees. The plan provides for employer matching contributions. The Company's cost for the Plan contributions was $8,861 for the year ended December 31, 2024.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies as of December 31, 2024.

The Company is currently involved in certain legal matters which are being defended in the ordinary course of business. The liability, if any, associated with these matters is not determinable at December 31, 2024. It is the opinion of management that the resolution will not have a material effect on the Company's financial position.

During the year the Company from time to time would have bank balances in excess of the Federal Deposit Insurance Corporation limit of $250,000.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 or 6 and 2/3 percent of "aggregate indebtedness" whichever is greater and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provide that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net Capital of $179,518. The Company's percentage of aggregated indebtedness to net capital 95.81%

Management expects to make capital withdrawals during 2025 to facilitate payment of the shareholder's income tax due to the inclusion of company income on his personal return. At no time will the withdrawals cause the Company to be below statutory net capital requirements.

NOTE 7. FOOTNOTE 74 OF THE SEC RELEASE NO. 34-70073

The Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: 1) sales of investment company shares (Mutual Funds) 2.) sales of annuities including both fixed and

NOTE 7. FOOTNOTE 74 OF THE SEC RELEASE NO. 34-70073 (continued)

variable 3.) alternative trading system (ATS) which is a qualified matching service and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 24, 2025, the date the financial statements were issued.

Variable Investment Associates, Inc.

Schedule I

Computation of Net Capital
As of December 31, 2024

NET CAPITAL		
Total Stockholder's Equity		$ 234,825
Deductions:		
Non-Allowable Assets:		
Commission receivables	$ 19,216	
Accounts receivables	1,410	
Prepaid expenses	33,744	
Office furniture and equipment	937	55,307
Haircuts on Securities:		
Exempted securities		-
Net Capital		$ 179,518
AGGREGATE INDEBTEDNESS		
Accounts payable		$ 34,860
Commission payable		98,890
Accrued expenses		5,714
Deferred revenue		32,535
Net Aggregate Indebtedness		$ 171,999
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 11,467
Excess net capital		$ 168,051
Excess net capital at 10 percent of aggregate indebtedness		$ 162,318
Percentage of aggregate indebtedness to net capital		95.81%

The above calculations are based on Rule 15c3-1 of the Securities and Exchange Commission. There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2024.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
of Variable Investment Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Variable Investment Associates, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) Mutual Funds (2) Variable Annuities (3) Qualified Matching Service through the Company owned ATS. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Variable Investment Associates, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Variable Investment Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 24, 2025

Variable Investment Associates, Inc.

AgStockTrade.com

Gregory S. Wilson
President CEO

750 E. 1st Street
Tea, SD 57064
Office: 605-361-8230
Email: gwilson@viabd.com

Member FINRA, SIPC

Creating Security for Life

December 31, 2024

US Securities and Exchange Commission
Washington, D.C. 20549

In Re: Variable Investment Associates, Broker Dealer Exemption Report for 2024

To Whom It May Concern:

Variable Investment Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Mutual Funds; (2) Variable Annuities; (3) Qualified Matching Service through our company owned ATS. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); The Company did not carry accounts of or for customers; and the company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

The Company does not do any the following:

VIA does not trade as a broker or dealer, for any customer, nor does it trade in its own account.
VIA operates an ATS strictly as a Qualified Matching Service only, we do no trading, handle no funds or securities.
VIA does not hold funds or securities for, or owe money or securities to, customers.
VIA has no margin accounts or commodities transactions.
VIA does no Government Securities, or 529 plans.
VIA at no time holds customer funds or securities, holds overnight balances, certificates of deposit, or money market deposits or any other type of deposits.

VIA is not an introducing broker dealer and allows its Registered Representatives to do only sales of investment company (Mutual Funds) and annuity transactions on an application way, while accepting checks made payable only to the investment company or insurance company.

The company also states that there were no exceptions to the above through the most recent fiscal year.

Gregory S. Wilson
President CEO

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SEC FILE NUMBER
8-50699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Variable Investment Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 E. 1ST Street
(No. and Street)

Tea	SD	57064
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Wilson	605-361-8230	gwilson@viabd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Henjes, Conner & Williams P.C.
(Name – if individual, state last, first, and middle name)

P.O. Box 1937	Dakota Dunes	SD	57049
(Address)	(City)	(State)	(Zip Code)

09/24/03	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory S. Wilson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Variable Investment Associates, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYLE W. WILSON
NOTARY PUBLIC
SOUTH DAKOTA
SEAL

3-29-27
exp.

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Schedule of Assessment and Payments (Form SIPC-7)

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

[redacted]

HENJES, CONNER & WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Directors
Variable Investment Associates, Inc.
Tea, South Dakota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Variable Investment Associates, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

[redacted]

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 24, 2025

[redacted]

Variable Investment Associates, Inc.

Schedule of assessment and payments (Form SIPC-7)
As of December 31, 2024

General Assessment	$ -
Less payment made with SIPC-6 filed	-
N/A Date Paid	
Less prior overpayment applied	(150)
Assessment balance due or (overpayment)	(150)
Interest computed on late payment	-
Total assessment balance and interest due (or overpayment carried forward)	(150)
Paid with SIPC-7	-
Overpayment carried forward	$ (150)

SIPC COLLECTION AGENT TO WHOM MAILED

SIPC-7 8967
P.O. Box 7247
Philadelphia, PA 19170-0001